Trezac International Corporation
                     1240 South Parker Road, Suite 203
                              Denver, CO  80231
                           Phone:  (303) 283-6368

VIA EDGAR

June 18, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Trezac International Corporation

Form RW - Application for Withdrawal

Dear SEC:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Trezac International Corporation, a Texas corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB- 2, File No. 333-84470, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on March 18, 2002.

The grounds on which the Registrant makes this application are that there is no longer a present intention to offer or sell the securities under the Registration Statement. Accordingly, the Registrant hereby applies for consent to the immediate withdrawal of the Registration Statement.

The Registration Statement has never been declared effective, and no shares have been issued or sold pursuant to the Statement. Should you have any questions regarding this matter, please do not hesitate to contact Thomas C. Cook & Associates, Ltd., legal counsel to the Registrant, at (702) 952-8520.

Sincerely,

TREZAC INTERNATIONAL CORPORATION

/s/  Paul Taylor
-----------------------
     Paul Taylor
     President